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                                                     Filed by NVIDIA Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                 and deemed filed pursuant to Rule 14a-12 of the
                                                 Securities Exchange Act of 1934

                                         Subject Company: 3dfx Interactive, Inc.
                                                   Commission File No. 000-22651



                                    NVIDIA
         NVIDIA Acquires 3dfx Graphics Assets Announcement (12/18/00)
                            Conference call script

Operator

Thank you for joining NVIDIA's conference call. This call is being recorded. The call moderator today for NVIDIA is Jensen Huang, NVIDIA's president and chief executive officer. Also on the call are Christine Hoberg, NVIDIA's chief financial officer and Michael Hara, NVIDIA's vice president of investor relations and communications.

Mr. Huang, you may proceed with the call.

Jen-Hsun

Thanks. Welcome to our conference call to discuss last week's exciting transaction with 3dfx.

Before I proceed, Chris will read our Safe Harbor disclosure.

Safe Harbor Statement

During the course of this conference call we may make forward-looking statements that involve risks and uncertainties that could cause actual results or outcomes to differ materially from those contemplated by the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, risks relating to the completion of the contemplated transaction, including the risk that required regulatory clearances or shareholder approval might not be obtained in a timely manner or at all. In addition, statements in this conference call relating to the expected benefits of the contemplated transaction are subject to risks relating to the timing and successful completion of technology and product development efforts, integration of the technologies and assets of NVIDIA Corporation and 3dfx Interactive, unanticipated expenditures, changing relationships with customers, suppliers and strategic partners and other factors described in the most recent Form 10-Q, most recent Form 10-K and other

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periodic reports filed by NVIDIA and 3dfx, with the Securities and Exchange
Commission.


Thanks Chris.

On Friday, December 15, we announced that NVIDIA and 3dfx have signed an agreement for NVIDIA to purchase certain graphics related assets of 3dfx, a pioneer and recognized leader in graphics technology. These assets include, but are not limited to, all of the patents, pending patent applications, trademarks, brand names, and chip inventory related to the graphics business of 3dfx. For these assets, NVIDIA will pay to 3dfx a total consideration of $70 million in cash and 1 million shares of common stock. In addition, 3dfx and NVIDIA have agreed to stay the patent infringement litigation between them through the closing of the transaction, at which time it will be jointly dismissed with prejudice. This acquisition will be accounted for as a purchase and, if approved by 3dfx shareholders and meets the satisfaction of regulatory requirements and other customary closing conditions, is expected to close approximately 120 days from the signing of the definitive agreement. We expect to close the transaction in the first quarter of NVIDIA's fiscal year 2002.

There are several important benefits we receive from this transaction.

The first is access to a several teams of world class talent. 3dfx has a significant amount of expertise in graphics technology that was further strengthened by their recent $186 million acquisition of Gigapixel. In addition to buying the graphics-related assets of 3dfx, we are excited about the opportunity to add a significant number of world-class engineers to the NVIDIA team. We are in the process of meeting with the key technical talent of 3dfx and will have extended over 100 offers by the end of today. We are confident that a large number of those offers will be accepted and look forward to combining the world class engineering talents of our two companies. The increase in our engineering talent will allow us to bring products in development to market sooner and address incremental markets, all of which should increase the rapid revenue growth rate of NVIDIA.

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3dfx also has a strong IP portfolio with 7 patents granted and 40 more pending.
Many of these are fundamental patents of Gigapixel's work in "tile-based" rendering. Combined with NVIDIA's 33 granted patents and 55 more pending, we will own many of the key technologies that form the cornerstone of the future of 3D graphics. And although we believe our products do not infringe on 3dfx's claimed patents, the elimination of our lawsuits will reduce expensive legal expenses and enable us to better focus on growing our business.

This transaction has immediate and strategic benefits to NVIDIA. The surge of world class engineers will turbo charge our many products in development and accelerate our entry into new markets. And the combination of our technologies will further galvanize our already strong market position.

Let me turn you over to Chris for financial guidance.



Guidance

We expect to make, and have already made some, employment offers to over 100 former employees of 3dfx, with a significant majority of those offers relating to hardware and software engineers. Assuming 100 acceptances in R&D and 10 acceptances in SG&A, incremental expenses in Q4 will be $2.0 million in R&D and $100,000 in SG&A. Interest income should decrease approximately $100,000 relating to the $15 million loan we will advance to 3dfx this week. The impact on EPS is approximately $.016 for Q4. Incremental operating expenses in Q1 of fiscal 2002 will be $4.0 million in R&D and $.2 million in SG&A. Interest income will decline by approximately $600,000 in Q1. The net impact on EPS for Q1 is $.03. R&D expenses in Q2 will increase by approximately $2.6 million, with a $1.6 million decrease in interest income, equating to a $.03 impact to EPS in Q2. By Q3, the incremental headcount adds related to this transaction equal our internal hiring plans, such that there is no further change in Q3 and Q4 to operating expense guidance. Interest income will continue to decline by approximately $1.6 million per quarter or $.01 in each of Q3
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and Q4. Note that we have not assumed any incremental sales or gross profit relating to this transaction at this point in time, but fully intend to leverage the NVIDIA brand in retail as well as potentially leverage the Voodoo brand to increase our market share in the retail channel. Our goal is for this transaction to be accretive to the earnings of NVIDIA.

In summary, at an operating level the dilutive effect of this transaction, excluding goodwill and other one-time charges which will occur in the quarter the transaction closes, are $.016 in Q4, $.03 in each of Q1 and Q2. Goodwill should approximate $6 million per quarter, and other one time charges of approximately $8 million will occur at closing, estimated to be in Q1 of fiscal 2002. Further revisions to our estimate of goodwill and related amortization will be forthcoming once an independent valuation is received.

On a final note concerning guidance, excluding the effect of this transaction as described above, there are no further changes to our guidance for Q4 or fiscal 2002 for either revenue or EPS. We remain comfortable with the current estimates, subject to the revisions for this transaction.

I'd be happy take some questions now.

Conclusion
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Thank you for joining us today.


NVIDIA plans to file a Registration Statement on SEC Form S-4 in connection with the transaction, and NVIDIA and 3dfx expect to mail a Proxy Statement/Prospectus to shareholders of 3dfx containing information about the transaction. Investors and security holders are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully when they are available. The Registration Statement and the Proxy Statement/Prospectus will contain important information about NVIDIA, 3dfx, the transaction and related matters. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the U.S. Securities and Exchange Commission at http://www.sec.gov. Free copies of the Proxy Statement/Prospectus and these other documents may also be obtained from NVIDIA by directing a request through the Investors Relations portion of NVIDIA's website at http://www.nvidia.com or by mail to NVIDIA, 3535 Monroe Street, Santa Clara, CA 95051, attention:
Investor Relations, telephone: (408) 615-2500.

In addition to the Registration Statement and the Proxy Statement/Prospectus, NVIDIA and 3dfx file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by NVIDIA or 3dfx at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. NVIDIA's and 3dfx's filings with the Commission are also available to the public from commercial document-retrieval services and at the website maintained by the Commission at http://www.sec.gov.

     Interests of Certain Persons in the Transaction.

The directors and executive officers of NVIDIA and 3dfx have interests in the transaction, some of which may differ from, or may be in addition to, those of 3dfx's shareholders generally. A description of the interests that NVIDIA's and 3dfx's directors and executive officers have in the transaction will be available in the Proxy Statement/Prospectus. 3dfx will be and certain of its directors, executive officers and other members of 3dfx's management and employees may be soliciting proxies from 3dfx shareholders in favor of the transaction. The directors and officers of NVIDIA may be deemed to be participants in 3dfx's solicitation of proxies. Information concerning the participants will be set forth in the Proxy Statement/Prospectus when its filed with the Securities and Exchange Commission.